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                              November 3, 2022

       Chris Hollod
       Chief Executive Officer
       Tailwind Acquisition Corp.
       1545 Courtney Avenue
       Los Angeles, CA 90046

                                                        Re: Tailwind
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed October 20,
2022
                                                            File No. 333-267403

       Dear Chris Hollod:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed October 20, 2022

       General

   1. We note your disclosure on page 57 that Tailwind's sponsor, directors, officers, advisors and their affiliates
may    purchase Class A Common Stock or Public Warrants in the
                                                        open market and vote
the securities in favor of approval of the business combination transaction. Please
provide your analysis on how such potential purchases would comply with Rule 14e-5.
   2. We note your response to comment 26. Please tell us whether you were copied on
                                                        Jefferies' written
notice to the Commission and if so, please provide us with the notice.
 Chris Hollod
FirstName  LastNameChris
Tailwind Acquisition Corp.Hollod
Comapany 3,
November   NameTailwind
              2022        Acquisition Corp.
November
Page 2     3, 2022 Page 2
FirstName LastName
Summary
Other Agreements, page 3

3. Please revise to disclose in this section the pricing formula for sales of shares under the
         Lincoln Park Purchase Agreement, as discussed on page 202. Results of Operations
Sales and marketing, page 149

4. We have reviewed your response to comment 20. Please provide additional information as to why you have not made conforming changes to your 2021 results as a result of the
         "reclassification of service and applications labs personnel to cost of revenue and research and development." Additionally, please tell use the magnitude of those reclassifications.
Interests of Tailwind's Directors and Officers in the Business Combination, page 180

5. We note your response to comment 33 and reissue in part. Please clarify how the board considered the conflicts in negotiating and recommending the business combination.
Description of New Nuburu Capital Stock
Warrants, page 247

6. We note your response to comment 35. Disclosure on page 252 provides the warrant agreement contains an exclusive forum provision that applies to claims under the
         Securities Act. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Additionally, revise Section 9.3 of Exhibit 4.4 and the risk factor disclosure for clarify and consistency.
Material U.S. Federal Income Tax Consequences, page 256

7. We note your response to comment 36, but are unable to agree that the qualification of the merger as a reorganization within the meaning of Section 368(a) is not relevant to investors. Please revise your disclosure beginning on page 256 to address Section 368(a)
         and, if applicable, Section 351 of the Code. Please also make similar revisions to the
         Questions and Answers section beginning on page xii. To the extent you intend to file a short form tax opinion as Exhibit 8.1, please also revise your disclosure on page 256 to reflect that the discussion reflects the opinion of counsel and is not solely a "summary."
         Refer to Items 3(k) and 4(a)(6) of Form S-4 and Item 601(b)(8) of Regulation S-K. We
         also refer you to Section III.A.2 of Staff Legal Bulletin No. 19, which does not limit materiality to voting stockholders.
 Chris Hollod
FirstName  LastNameChris
Tailwind Acquisition Corp.Hollod
Comapany 3,
November   NameTailwind
              2022        Acquisition Corp.
November
Page 3     3, 2022 Page 3
FirstName LastName
       You may contact Kevin Stertzel at (202) 551-3723 or Kevin Woody at (202) 551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Erin Purnell at (202) 551-3454 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Danielle Scalzo